[SIDLEY AUSTIN BROWN & WOOD LLP LETTERHEAD]

July 6, 2005

By Facsimile and EDGAR Submission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Eric McPhee

Re:	Westin Hotels Limited Partnership Form 10-K for the year ended December 31, 2004 Filed March 31, 2005 SEC File No. 0-15097

Ladies and Gentlemen:

          On behalf of our client, Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), we submit herewith the Partnership’s response to the Staff’s comment contained in your letter dated June 28, 2005 relating to the Partnership’s Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005. The Partnership’s response to the Staff’s comment is set forth below. For ease of reference, the Staff’s comment is set forth below in its entirety.

     Our response to the Staff’s comment is set forth below. For ease of reference, the Staff’s comment is set forth below in its entirety.

Comment: In future filings and in your response to us, please expand your disclosure of the pending arbitration hearing with Kalmia Investors LLC to include all disclosures required by SFAS 5, including but not limited to, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Response: We will include the following disclosure in future filings (and update as appropriate), including the Partnership’s Form 10-Q for the quarter ended June 30, 2005:

Kalmia Investors LLC has not specified the amount or range of damages or other monetary relief it seeks pursuant to its counterclaims against the Partnership and its General Partner, Westin Realty Corporation, or its third-party claims against

Sidley Austin Brown & Wood llp	Chicago

Securities and Exchange Commission
July 6, 2005

Starwood Hotels & Resorts Worldwide, Inc., 909 North Michigan Avenue Corporation, the Westin Chicago Limited Partnership, the Westin St. Francis Limited Partnership, and the St. Francis Hotel Corporation. Nor have the parties finalized and exchanged expert reports regarding the nature or calculations of such damages or other monetary relief. Therefore, an estimate of the possible loss or range of loss, if any, cannot reasonably be made at this time.

     If you have any questions or comments in connection with any of the foregoing, please call the undersigned at (312) 853-7730 or Michael A. Gordon at (312) 853-2217.

Very truly yours, /s/ Deborah Y. Rhee Deborah Y. Rhee